Exhibit (b)(2)

AMENDMENT NUMBER ONE TO THE AMENDED AND RESTATED CODE OF
REGULATIONS ADOPTED BY THE BOARD OF TRUSTEES OCTOBER 24, 1995,
EFFECTIVE NOVEMBER 15, 2006

RESOLVED, that effective November 15, 2006, Article II, Section 2.4 of the Amended and Restated Code of Regulations of Westcore Trust shall be amended and restated in its entirety as follows:

            2.4 Record Date.  The Trustees may fix a time (during which they may close the Share transfer books of the Trust) not more than one-hundred and twenty (120) days prior to the date of any meeting of the Shareholders, or the date fixed for the payment of any dividend, or the date of the allotment of rights or the date when any change or conversion or exchange of Shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend, or to receive any such allotment of rights, or to exercise such rights, as the case may be.  In such case, only such Shareholders as shall be Shareholders of record at the close of business on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any Shares on the books of the Trust after any record date fixed, as aforesaid.